BC FORM 51-901F

QUARTERLY REPORT FOR QUARTER ENDED MARCH 31, 2002

Incorporated as part of: X Schedule A

X Schedule B & C

12G Exemption # ~~34-82~~ 82-3480

ISSUER DETAILS:

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	710 – 750 WEST PENDER STREET
	VANCOUVER, BC V6C 2T7
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TEL[illegible] NUMBER:	(604)688-8042
CONT[illegible]RESS	tsa@marketcatalyst.com
[illegible]	N/A
[illegible]D:	MARCH 31, 2002
[illegible]PORT:	April 25, 2002

SUPPL

02 JUN 10 AM 11:34

02034680

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL "John K. Campbell"			02/04/25
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED	(YY/MM/DD)
JAMES J. McDOUGALL "James J. McDougall"			02/04/25
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED	(YY/MM/DD)

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

dlw 6/10

TRANS AMERICA INDUSTRIES LTD.

March 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See audited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements (Schedule A) for a breakdown of expenditures and costs incurred during the quarter ended March 31, 2002, and Item 3 Schedule C.

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

$ 21,659 was paid to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

NIL

(b) Options granted during the period:

NIL

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

16,312,143 common shares with a stated capital of $9,171,062

(c) Options, warrants, and convertible securities outstanding:

Options:
1,100,000 @ $0.15 expiring February 2, 2004

Warrants:
Nil

Convertible Securities:
Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

The Company, traditionally a natural resource company, has confined it's activities to acquiring equity interests in other natural resource companies during the last several years. This strategy was employed due to the downturn in the resource sector and the Company's desire to preserve its working capital for the inevitable recovery in that sector. In 2000, with the recovery of the gas and oil sector, the Company took a small direct interest in a gas and oil prospect in Alberta.

The Company's directors are experienced in the exploration and mining industry and to some degree in gas and oil and its share acquisitions have been restricted to shares of natural resource companies.

The Company has endeavoured to select stocks of companies with projects of merit and managed by individuals with proven records in the natural resource industries.

Significant holdings:

As of March 31, 2002, the Company held, among other shareholdings, shares shown as follows:

Number of Shares		Adjusted Book value	Market Value
3,279,800	Atacama Minerals Corp.	1,907,461	2,328,658
490,000	Hope Bay Gold Corp. Inc.	84,969	176,400
597,032	T & H Resources Ltd.	23,881	65,674

Comments:

Atacama Minerals Corp.

On April 17, 2002 Atacama held an official opening of the Aguas Blancas mine in Chile.

The property is held 50/50 in a joint-venture with ACF Minera SA, a Chilean iodine producer. ACF manages the project.

Present production is 750 tonnes per year iodine which is projected to rise to 1,500 tonnes per year over the next 12 – 18 months. This will represent approximately 10% of the world supply of iodine.

The property hosts world-class reserves of sodium sulphate and plans are underway to commence initial production to develop a market entry product. Similarly, the joint venture is considering production of the sodium nitrate reserves which, although more modest than the sodium sulphate, command a greater product price.

Hope Bay Gold Corporation Inc.

Hope Bay has announced a merger plan with Miramar Mining Corp. The two companies together hold a promising gold project on the Hope Bay Archean greenstone belt in Nunavat Territory. Presently a production feasibility study is being completed in reference to one of the numerous gold discoveries along the 80 kilometer belt.

Hope Bay has also announced an agreement to acquire a gold property from Asarco Inc. in French Guiana. The deposit has been extensively drilled and hosts a multi-million tonne deposit. Hope Bay's management is well experienced in that area as they developed the Omai Mine in Guyana through their earlier company, Golden Star.

The merger with Miramar will be on the basis of 0.263 Miramar shares for each Hope Bay share. It is expected that prior to the merger the Asarco property will be stripped from the parent company and a stock dividend in a new company, Adiane Gold Corp., will be issued to shareholders.

T & H Resources Ltd. (now Lab Inc.)

T & H Resources Ltd. has been consolidated on a 20 to 1 basis and merged into a Montreal biomedical firm. The new company, Lab Inc., trades on the TSE under the symbol "LAB". As part of the merger $6.6 million of new capital was raised.

Item 3

Operations and Financial Condition

As at the quarter ended March 31, 2002, the Company had cash and short term deposits on hand of $1,035,970 with a net working capital of $1,036,733. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $3,622 consists of investment income on its invested cash. The Company's administrative expenses aggregated $40,839 and comprised of $21,659 for management fees, secretarial services and out-of-pocket costs. In addition, $9,945 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2. There are no lawsuits or contingent liabilities.

Item 4

There are no significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3. They are sufficient to cover normal operating expenses anticipated to be incurred throughout the year and will allow the Company to entertain new investment opportunities.

On behalf of the Board of Directors

"John Campbell"

John K. Campbell
President

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002
(Unaudited – see Notice to Reader)

MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the consolidated balance sheets of Trans America Industries Ltd. as at March 31, 2002 and the consolidated statements of income and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

April 25, 2002

Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited – see Notice to Reader)

	MARCH 31 2002	DECEMBER 31 2001
ASSETS		
Current		
Cash and short term deposits	$ 1,035,970	$ 1,083,728
GST recoverable	1,971	1,697
	1,037,941	1,085,425
Investments (Note 3)	2,337,610	2,327,610
Capital Assets (Note 4)	5,478	5,339
Oil And Gas Property	54,098	54,098
	$ 3,435,127	$ 3,472,472
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,208	$ 2,472
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	9,171,062	9,171,062
Contributed Surplus	50,003	50,003
Deficit	(5,787,146)	(5,751,065)
	3,433,919	3,470,000
	$ 3,435,127	$ 3,472,472

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED MARCH 31 2002	2001
Revenue		
Interest and dividend income	$ 3,622	$ 12,520
Expenses		
Depreciation	328	422
Management and consulting fees	21,659	21,633
Office facilities and services	9,945	10,033
Professional fees	2,361	251
Regulatory fees	3,537	1,455
Shareholder communication	1,300	1,200
Transfer agent	746	811
Travel and promotion	963	162
	40,839	35,967
Loss Before The Following	(37,217)	(23,447)
Currency exchange (loss)	1,137	14,220
Write down of oil and gas property	-	(31,534)
	1,137	(17,314)
Net Income (Loss) For The Period	(36,080)	(40,761)
Deficit, Beginning Of Period	(5,751,066)	(4,630,109)
Deficit, End Of Period	$ (5,787,146)	$ (4,670,870)
Earnings (Loss) Per Share	$ (0.002)	$ (0.002)

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED MARCH 31	
	2002	2001
Cash Flows From Operating Activities		
Income (Loss) for the period	**$ (36,080)**	$ (40,761)
Add (Deduct): Items not involving cash:		
Depreciation	**328**	422
Write down of oil and gas property	**-**	31,534
	(35,752)	(8,805)
Change in non-cash operating working capital items:		
(Increase) Decrease in GST recoverable	**(274)**	386
(Increase) Decrease in prepaid expenses	**-**	(223)
Increase (Decrease) in accounts payable and accrued liabilities	**(1,264)**	727
	(37,290)	(7,915)
Cash Flows From Investing Activities		
Capital assets	**(468)**	-
Investments	**(10,000)**	(60,000)
Oil and gas property	**-**	(31,534)
	(10,468)	(91,534)
Increase (Decrease) In Cash And Short Term Deposits	**(47,758)**	(99,449)
Cash And Short Term Deposits, Beginning Of Period	**1,083,728**	1,209,496
Cash And Short Term Deposits, End Of Period	**$ 1,035,970**	$ 1,110,047

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002
(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd., an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Fixed Assets

Fixed assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

Loss per share is calculated on the weighted average number of shares outstanding during the year. Fully diluted loss per share is not calculated, since it is anti-dilutive.

h) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 5(c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income Taxes

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse.

3. INVESTMENTS

a) Long term investments comprise:

	MARCH 31 2002	DECEMBER31 2001
Atacama Minerals Corp., at cost – 3,279,800 common shares (2001 - 3,279,800 common shares) (quoted market value $2,328,658; 2001 - $2,295,860) (see Notes 3(b) and (c))	**$ 1,907,461**	$ 1,897,461
Other portfolio investments, at lower of cost or written down values (quoted market value $517,467; 2001 - $335,879)	**430,149**	430,149
	$ 2,337,610	$ 2,327,610

b) During the year 2000, the Company subscribed for 200,000 common shares of Atacama Minerals Corp. at $0.60 per share with non-transferrable warrants providing for the subscription of up to 200,000 additional shares at $0.65 per share until November 2, 2002.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002
(Unaudited – see Notice to Reader)

4. CAPITAL ASSETS

	2002	2001
Office equipment	$ 17,105	$ 16,638
Computer equipment	6,269	6,269
	23,374	22,907
Less: Accumulated depreciation	(17,896)	(17,568)
Net book value	$ 5,478	$ 5,339

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	Number Of Shares	Amount
Balance, December 31, 2000	16,312,163	$ 9,171,065
Shares held in treasury	(20)	(3)
Balance, March 31, 2002 and December 31, 2001	16,312,143	$ 9,171,062

c) Employee and director stock options are outstanding providing for the issue of up to 1,100,000 shares at $0.15 per share until February 2, 2004.

6. RELATED PARTY TRANSACTION

The Company has incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $21,659 (2001 - $21,633) from a company with which a director is associated.